March 25, 2011

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Fianance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Reynolds

1.
We note your response to comment one from our letter dated January 13, 2011 and draft disclosure in Management’s Discussion and Analysis regarding the business experience of your executive officers.  It appears that this section addresses a time period preceding Dr. Miller’s employment with the company. Please revise or advise. Also, please ensure that your Part II, Item 10 disclosure complies fully with Item 401(e)(I) of Regulation S-K.

Response to Comment 1:

We have modified the proposed disclosure to identify the time period in which Dr. Miller was employed with the Company. When the Staff has completed its review of our responses to these comments, we will file an amendment to our Form 10-K for the year ended December 31, 2009.  The Management’s Discussion will be amended by inserting the following disclosure (the relevant text added in response to this Comment 1 has been underlined):

“This testing was completed primarily by the Company’s staff. The Company’s chairman, Kevin Kreisler, and chief executive officer, Dr. Paul Miller, collectively have several advanced engineering and technical degrees and many years of experience in technology development and commercialization. Mr. Kreisler holds a B.S. in civil and environmental engineering and has over thirteen years of experience developing technologies which facilitate the more efficient use of natural resources. Dr. Miller holds a B.S in chemistry as well as a Ph.D. in chemistry and has previously developed projects based on extraction and refining of biomass derived products. Dr. Miller managed the Company’s technology development and commercialization activities between August 19, 2010 and March 2011. To conserve costs and to help defray risk, Management retains technical staff on a subcontract basis depending upon the subject matter or technical discipline implicated by the Company’s research. For example, testing involving the Company’s flash desiccation technology has been carried out in collaboration with GS CleanTech, including three experienced engineers. GS CleanTech was not paid for its efforts in this regard. Instead, as its sole compensation for its assistance, GS CleanTech retains technology use rights involving the technologies licensed to the Company under the EALA outside of the Company’s field of use. In another example involving testing with the same technology, the Company’s staff additionally collaborated with technical staff of Global Ethanol. As with GS CleanTech, the sole compensation for Global’s assistance during such testing was to be comprised of technology use rights involving such technology if successfully demonstrated. In the case of GS CleanTech, such technology use rights consisted of the non-exclusive royalty-free right to use of any developments made by the Company to the GS CleanTech technologies licensed to the Company. In the case of Global Ethanol, such rights consisted of the non-exclusive right to use technologies successfully developed by the Company in concert with Global Ethanol at Global Ethanol’s Riga, Michigan ethanol production facility. No additional agreement or arrangement has been entered into in this respect and the technology which was tested has not been successfully demonstrated to date. The Company is not subject to any other material agreements or arrangements in this regard.”

2.
We note your response to comment two of our letter dated January 13, 2011 and the reference in your draft disclosure to “technology use rights.” Please advise to clarify the specific use rights transferred to each consultant, as compared to any specific rights retained by your and/or other parties under EALA.

Response to Comment 2:

We have modified the proposed disclosure to describe the rights at issue as indicated above in our response to Comment No. 1 (second insertion of underlined text). When the Staff has completed its review of our responses to these comments, we will file an amendment to our Form 10-K for the year ended December 31, 2009.

Sincerely,

/s/ Kevin Kreisler

Kevin Kreisler, Chairman